PECHINEY PLASTIC PACKAGING, INC. TO ACQUIRE JPS PACKAGING COMPANY


PARIS,  October 16, 2000-- Pechiney (NYSE:PY) and JPS Packaging Company (NASDAQ:
JPSP) announced today that a definitive merger agreement has been signed for Pechiney Plastic Packaging, Inc. (PPPI) to acquire JPS through a cash tender offer. PPPI will offer to purchase all outstanding shares of common stock of JPS at US$7.86 per share, payable in cash. The total value of the transaction is approximately US$45 million.

                  JPS, with 1999 reported sales of approximately US$81 million, is a manufacturer and converter of flexible packaging and label products with operating plants in San Leandro, California, and Akron, Ohio. PPPI is a global manufacturer of flexible packaging, as well as plastic bottles. It operates 28 flexible and bottle plants in the Americas, Europe and Australasia. PPPI is part of Pechiney's US$1.9 billion Packaging Sector.

                  "JPS  provides  an  excellent   complement  to  our  business,
broadens our product line, and offers opportunities for profitable growth," said Ilene Gordon, President, Pechiney Plastic Packaging.

                  Leo Benatar, Chairman of JPS, said, "We are proud of the accomplishments of our employees since the company was formed and believe that the combination of JPS and Pechiney will result in meaningful opportunities because of Pechiney's resources, long experience and expertise."

                  Consummation of the tender offer will be subject to the expiration or termination of any applicable regulatory waiting period, approvals and other customary conditions.

                  The transaction is subject to the approval of a majority of JPS's shareholders. George K. Baum Group, Inc., and affiliates, which collectively own approximately 36% of JPS's outstanding shares, have agreed to vote in favor of the proposed transaction and to sell their shares of JPS stock to Pechiney under certain circumstances.

                  JPS shareholders are urged to read the Tender Offer Statement, which will be filed by PPPI with the Securities and Exchange Commission ("SEC"), and the related Recommendation Statement to be filed by JPS with the SEC. These documents will contain important information, which should be read carefully before any decision is made with respect to the offer. These documents will be made available to all shareholders of JPS at no expense to them. When documents are filed with the SEC, they will also be available at no charge at the SEC's website, www.sec.gov.

                  Pechiney is an international manufacturer with core businesses in primary aluminum, aluminum fabricated products and high value-added packaging. Pechiney, which reported sales of 9.5 billion euros (approximately US$10.2 billion) in 1999, also manufactures ferroalloys and operates an international trade business. Its shares are traded on the Paris Stock Exchange; its ADRs are traded on the New York Stock Exchange.


                  This release contains  forward-looking  statements  within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guaranties of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of Pechiney and JPS differing materially from those expressed in or implied by the forward-looking statements. In addition to any such risks expressly stated, other risks and uncertainties include changes in market conditions, timing of regulatory approvals, performance of PPPI and the trading price of JPS stock.


                  CONTACTS:

                  Pechiney:

                  Carol Constantine

                  773-399-3786



                  JPS Packaging:

                  John  T. Carper

                  913-381-0008, ext. 102









Dated: October 16, 2000